UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On April 3, 2026, Big Tree Cloud Holdings Limited (the “Company”) announced its unaudited interim financial results for the six months ended December 31, 2025.

The Company is furnishing as Exhibit 99.1 to this Report its unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2025.

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the registration statement on Form S-8 (Registration No. 333-284468) of the Company, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-289941) of the Company, that was initially filed with the SEC on August 29, 2025, and declared effective by the SEC on September 9, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Six Months Ended December 31, 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2026

Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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